UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

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SLR Investment Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
83413U100
(CUSIP Number)
Michael S. Gross
Bruce J. Spohler
Co-Chief Executive Officers
SLR Investment Corp.
500 Park Avenue
New York, New York 10022
(212) 993-1670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2024
(Date of Event Which Requires Filing of this Statement)

 ________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 832,000
	8	SHARED VOTING POWER 3,200,649
	9	SOLE DISPOSITIVE POWER 832,000
	10	SHARED DISPOSITIVE POWER 3,200,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,032,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 318,894
	8	SHARED VOTING POWER 3,400,115
	9	SOLE DISPOSITIVE POWER 318,894
	10	SHARED DISPOSITIVE POWER 3,400,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,719,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,285,013
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,285,013
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL INVESTORS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 715,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 355,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 355,107
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SLR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

Amendment No. 1 to Schedule 13D
The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons on April 11, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The below information is based on 54,554,634 shares of Common Stock outstanding as of February 23, 2024.
As described in Item 4, the Reporting Person may be deemed the beneficial owner of the following:

A.		Michael S. Gross

		(a)	As of the close of business on March 8, 2024, Michael S. Gross beneficially owned 4,032,649 shares of Common Stock.

Percentage: 7.4%

(b)
1. Sole power to vote or direct vote: 832,000 (1)

2. Shared power to vote or direct vote: 3,200,649 (2)

3. Sole power to dispose or direct the disposition: 832,000 (1)

4. Shared power to dispose or direct the disposition: 3,200,649 (2)

(1) Mr. Gross has sole voting and dispositive power with respect to 832,000 shares of Common Stock through his personal accounts, family trusts and a profit sharing plan in which Mr. Gross is the sole participant.

(2) Mr. Gross, as a controlling member of Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management and SLR Capital Partners, LLC (“SLR Partners”), which controls Solar Capital Partners Employee Stock Plan, LLC ( “SCP Plan”), has shared voting and dispositive power with respect 3,200,649 shares of Common Stock, which are held by Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management and SCP Plan (as defined below).

B.	Bruce J. Spohler

	(a)		As of the close of business on March 8, 2024, Bruce J. Spohler beneficially owned 3,719,009 shares of Common Stock.

Percentage: 6.8%

(b)
1. Sole power to vote or direct vote: 318,894 (1)

2. Shared power to vote or direct vote: 3,400,115 (2)

3. Sole power to dispose or direct the disposition: 318,894 (1)

4. Shared power to dispose or direct the disposition: 3,400,115 (2)

(1) Mr. Spohler has sole voting and dispositive power with respect to 318,894 shares of Common Stock through his personal accounts and a family LLC of which he is the manager.

(2) Mr. Spohler, as a controlling member of Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management, SCP Plan and a family trust of which he a co-trustee (the “Spohler Trust”), Mr. Spohler has shared voting and dispositive power with respect to 3,400,115 shares of Common Stock, which are held by Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management, SCP Plan and the Spohler Trust.

C.	Solar Capital Investors, LLC (“Solar Investors”)

	(a)	As of the close of business on March 8, 2024, Solar Investors beneficially owned 1,285,013 shares of Common Stock.

Percentage: 2.4%

(b)
1. Sole power to vote or direct vote: 1,285,013

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,285,013

4. Shared power to dispose or direct the disposition: 0

D.	Solar Capital Investors II, LLC (“Solar Investors II”)

	(a)	As of the close of business on March 8, 2024, Solar Investors II beneficially owned 715,000 shares of Common Stock.

Percentage: 1.3%

(b)
1. Sole power to vote or direct vote: 715,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 715,000

4. Shared power to dispose or direct the disposition: 0

E.	Solar Senior Capital Investors, LLC (“Solar Senior Investors”)
	(a)	As of the close of business on March 8, 2024, Solar Senior Investors beneficially owned 355,107 shares of Common Stock.

Percentage: 0.7%

(b)
1. Sole power to vote or direct vote: 355,107

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 355,107

4. Shared power to dispose or direct the disposition: 0

F.	SLR Capital Management, LLC (“SLR Management”)

	(a)	As of the close of business on March 8, 2024, SLR Management beneficially owned 77 shares of Common Stock.

Percentage: Less than 0.1%

	(b)	1. Sole power to vote or direct vote: 77 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 77 4. Shared power to dispose or direct the disposition: 0
(c) Other than the open market purchases of the shares of the Issuer’s Common Stock by SCP Plan described in Appendix A to this Schedule 13D, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.
(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:
SCP Plan has issued restricted stock units that are currently outstanding relating to an aggregate of 665,868.0610 shares of Common Stock to certain employees of SLR Partners (the “RSUs”). The RSUs were issued on March 2, 2021, December 2, 2022 and March 9, 2022 and are scheduled to vest 50% on each of the second and third anniversary of grant, subject to the restrictions in the Second Amended and Restated Solar Capital Partners LLC Restricted Stock Unit Plan. RSUs may be settled in shares of the Issuer’s Common Stock or the cash value thereof on a one-for-one basis at the election of SCP Plan administrators, Messrs. Gross and Spohler.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2024

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR SENIOR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SLR CAPITAL MANAGEMENT, LLC
By: SLR Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

Appendix A

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 8, 2024. All such transactions were purchases of shares of Common Stock effected in the open market through brokers, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
03/04/2024	40,000	15.08 (1)
03/05/2024	46,700	15.23 (2)
03/06/2024	46,700	15.44 (3)
03/07/2024	46,700	15.72 (4)
03/08/2024	22,636	15.74 (5)

(1) The price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $14.95 to $15.13, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1), (2), (3), (4) and (5).
(2) The price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $15.07 to $15.29, inclusive.
(3) The price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $15.27 to $15.48, inclusive.
(4) The price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $15.52 to $15.78, inclusive.
(5) The price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $15.67 to $15.85, inclusive.